SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             Excal Enterprises, Inc.
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)


                                   300902 10 3
                                 (CUSIP Number)

                               Alan I. Waserstein
                               9509 Harding Avenue
                           Miami Beach, Florida 33154
                                 (305) 865-9811
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               September 17, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]


Check the following box if a fee is being paid with this statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 300902 10 3                                        Page 2 of 10 Pages

- -------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Alan I. Waserstein
- -------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[X]
                                                                        (b)[_]

- -------------------------------------------------------------------------------
    3        SEC USE ONLY


- -------------------------------------------------------------------------------
    4        SOURCE OF FUNDS

             PF
- -------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


- -------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
- -------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

          NUMBER OF                           32,000
            SHARES             ------------------------------------------------
         BENEFICIALLY                8        SHARED VOTING POWER
           OWNED BY
             EACH                             -0-
          REPORTING            ------------------------------------------------
            PERSON                   9        SOLE DISPOSITIVE POWER
             WITH
                                              32,000
                               ------------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              -0-
- -------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             32,000
- -------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                               [_]


- -------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

             .6%
- -------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
- -------------------------------------------------------------------------------

* Based upon the number of shares of the Issuer's Common Stock reported to be outstanding in the Issuer's Annual Report on Form 10-KSB for the year ended June 30, 1996.

                                  SCHEDULE 13D

CUSIP No. 300902 10 3                                        Page 3 of 10 Pages

- -------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Eli Jacob and Anita Jacob
- -------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[X]
                                                                        (b)[_]

- -------------------------------------------------------------------------------
    3        SEC USE ONLY


- -------------------------------------------------------------------------------
    4        SOURCE OF FUNDS

             PF
- -------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


- -------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel
- -------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER*

          NUMBER OF                           125,000
            SHARES             ------------------------------------------------
         BENEFICIALLY                8        SHARED VOTING POWER
           OWNED BY
             EACH                             -0-
          REPORTING            ------------------------------------------------
            PERSON                   9        SOLE DISPOSITIVE POWER*
             WITH
                                              125,000
                               ------------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              -0-
- -------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             125,000
- -------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                               [_]


- -------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**

             2.7%
- -------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
- -------------------------------------------------------------------------------
*  Shares are held in joint name by Mr. and Mrs. Jacob.
** Based upon the number of shares of the Issuer's Common Stock reported to be outstanding in the Issuer's Annual Report on Form 10-KSB for the year ended June 30, 1996.

                                  SCHEDULE 13D

CUSIP No. 300902 10 3                                        Page 4 of 10 Pages

- -------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             Daniel Eny
- -------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[X]
                                                                        (b)[_]

- -------------------------------------------------------------------------------
    3        SEC USE ONLY


- -------------------------------------------------------------------------------
    4        SOURCE OF FUNDS

             PF
- -------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


- -------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Israel
- -------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER

          NUMBER OF                           125,000
            SHARES             ------------------------------------------------
         BENEFICIALLY                8        SHARED VOTING POWER
           OWNED BY
             EACH                             -0-
          REPORTING            ------------------------------------------------
            PERSON                   9        SOLE DISPOSITIVE POWER
             WITH
                                              125,000
                               ------------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              -0-
- -------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             125,000
- -------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                               [_]


- -------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

             2.7%
- -------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
- -------------------------------------------------------------------------------

* Based upon the number of shares of the Issuer's Common Stock reported to be outstanding in the Issuer's Annual Report on Form 10-KSB for the year ended June 30, 1996.

ITEM 1.       SECURITY AND ISSUER

              This statement on Schedule 13D relates to the shares of Common Stock, $.001 par value per share (the "Shares"), of Excal Enterprises, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 100 North Tampa Street, Tampa, Florida 33602.


ITEM 2.       IDENTITY AND BACKGROUND

              (a) This statement on Schedule 13D is being filed jointly on behalf of Alan I. Waserstein, Eli Jacob and Daniel Eny (the "Reporting Persons").

              (b) and (c) The name, address, principal occupation and employer of each of the Reporting Persons is as follows:

                  Name and Address                 Principal Occupation
                  ----------------                 --------------------
                  Alan I. Waserstein               Real Estate Investor
                  9509 Harding Avenue              9509 Harding Avenue
                  Miami Beach, Florida 33154       Miami Beach, Florida 33154


                  Eli Jacob                        Self-Employed Investor
                  Anita Jacob                      Homemaker
                  9 Island Avenue
                  Tower 6
                  Miami Beach, Florida 33139

                  Daniel Eny                       Self-Employed Investor
                  9 Island Avenue
                  Tower 6
                  Miami Beach, Florida  33139

              (d) None of the Reporting Persons was, during the last five, years convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

              (f) Alan I. Waserstein is a citizen of the United States of America. Eli Jacob, Anita Jacob and Daniel Eny are citizens of Israel.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Alan I. Waserstein is the beneficial owner of 32,000 Shares, for which he paid an aggregate of approximately $69,070. The source and consideration for such purchases was personal funds.

              Eli Jacob and Anita Jacob are the joint beneficial owners of 125,000 Shares, for which he paid an aggregate of approximately $289,536. The source and consideration for such purchases was personal funds.

              Daniel Eny is the beneficial owner of 125,000 Shares, for which he paid an aggregate of approximately $280,846. The source and consideration for such purchases was personal funds.


ITEM 4.       PURPOSE OF TRANSACTION

              The Reporting Persons have acquired their Shares because they believe that the Shares are substantially undervalued. Accordingly, and dependent upon what actions, if any, the Reporting Persons elect to take to address what they believe is the failure of the Issuer's Board of Directors (the "Board") to maximize stockholder value, as more fully set forth below, the Reporting Persons, either acting individually or as a group, may decide to acquire additional Shares in the open market or otherwise. The Reporting Persons also reserve the right to dispose of Shares at any time and from time to time in the open market or otherwise.

              The Reporting Persons believe that the Board has failed to take steps to maximize stockholder value. Moreover, the Reporting Persons believe that rather than being concerned with acting in the best interests of the Issuer's stockholders, the Board has been concerned with and acted in its own self-interest with a view to benefitting themselves and entrenching management. Examples of such actions by the Board include:

       /bullet/ In July 1996, the Reporting Persons, through a corporate affiliate, offered to purchase the Issuer in a negotiated transaction at a price which constituted an approximately 60% premium over the market value of the Shares. The Board responded to the offer by stating that it had determined that the offer "was not in the best interests of the stockholders . . .." No disclosure was made to stockholders about receipt or terms of the offer.

       /bullet/ Other groups who have sought to meet with the Board with a view towards maximizing stockholder value, challenging present management, and otherwise enforcing their rights as stockholders (E.G., demanding that a stockholders meeting be held as required), have found the response to their actions to be the institution of litigation by the Issuer, causing the Issuer to expend substantial amounts in legal fees and expenses. In the most recent of these cases, in August 1996, the Issuer ultimately agreed to repurchase the Smith Group's Shares for an aggregate of approximately $2,116,000 or $3.30 per share, an approximately 60% premium over market. In addition, as part of the transaction, the Smith Group was required to give management a proxy to vote their Shares, the primary purpose of which, the Reporting Persons believe, was to facilitate stockholder approval of certain amendments to the Issuer's charter designed to entrench present management as more fully described in the following paragraph. Moreover, the Reporting Persons are of the opinion that the repurchase of the Smith Group's Shares is a waste of corporate assets and not in the best interests of the Issuer's stockholders.

       /bullet/ The Issuer has failed to hold an annual meeting of stockholders as required by its By-laws. Even following receipt of a demand from Smith Group to hold a meeting, the Issuer's response thereto of commencing litigation and the ultimate agreement to repurchase the Smith Group's Shares, the Issuer has failed to call a stockholder meeting. Rather, the Issuer has launched a consent solicitation pursuant to which it seeks (without affording stockholders the opportunity to be heard at a duly convened meeting) to implement additional anti-takeover defenses, including a classified Board of Directors and limitations on the ability of stockholders to remove directors from office and fill vacancies on the Board. The Reporting Persons believe that the primary purpose of the Board's action is to further entrench management. Accordingly, the Reporting Persons will withhold their consent to the proposed corporate actions and believe that it is in the best interests of the Issuer and its stockholders for other stockholders to withhold their consent as well.

       /bullet/ The Issuer has entered into employment agreements with its Chairman of the Board and other members of management, which the Reporting Persons believe provide for excessive compensation, and the Issuer has granted below-market stock options to members of management.

       /bullet/ The Reporting Persons believe, based upon their experience in the real estate industry, that the level of general and administrative expenses of the Issuer are extremely high for a company of this nature. These expenses should typically be approximately 3-5% of gross revenue. However, as a result of the Board's actions and expenditures including those set forth above, these expenses are in excess of 20% of gross revenue. The Reporting Persons believe that, as a result, the Issuer's profitability and stockholder value have been materially adversely affected.

              The Reporting Persons, either individually or as a group, may elect to take action to further their objectives with respect to maximizing stockholder value. Such action may include, but not be limited to, challenging, alone or with others, certain of the Board's actions by commencing legal proceedings against the Issuer and/or its directors and officers individually and making or participating, alone or together with others, in an additional offer to purchase the Issuer. As of the date of this statement, the Reporting Persons have not determined to undertake any specific course of action, and they specifically reserve the right to take the actions described above or any other action or not to take any action.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              (a) The Reporting Persons beneficially own an aggregate of 282,000 Shares representing approximately 6.0% of the outstanding Shares (based on the number of Shares reported to be outstanding in the Issuer's Annual Report on Form 10-KSB for the year ended June 30, 1996). The Reporting Persons have beneficial ownership of the Shares as follows:

                                                                APPROXIMATE
    NAME                                NUMBER OF SHARES    PERCENTAGE OF CLASS
    ----                                ----------------    -------------------
    Alan I. Waserstein                       32,000                   .6
    Eli Jacob and Anita Jacob               125,000(1)               2.7
    Daniel Eny                              125,000                  2.7

- ------------
(1)  Shares are held jointly by Mr. and Mrs. Jacob.


              (b) Each of the Reporting Persons has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares which he beneficially owns.

              (c) The following table sets forth all transactions with respect to the Shares effected during the past 60 days by each of the Reporting Persons listed in Item 5(a) above. Each transaction set forth below reflects an open market purchase.

ALAN I. WASERSTEIN
- ------------------
              DATE                NUMBER OF SHARES     PRICE PER SHARE
              ----                ----------------     ---------------
              5/08/96                 5,000               $2.0612
              5/08/96                 5,000                2.03
              5/09/96                 5,000                2.0612
              5/10/96                 2,500                2.03
              5/17/96                 5,000                2.28
              5/17/96                 3,000                2.3428
              5/17/96                 2,000                2.28
              5/23/96                 2,500                2.25
              5/28/96                 2,000                2.31

ELI JACOB AND ANITA JACOB

              DATE                  NUMBER OF SHARES          PRICE PER SHARE
              ----                  ----------------          ---------------
              6/03/96                    11,000                   $2-1/2
              6/04/96                     2,500                    2-3/4
              6/04/96                     7,500                    2-7/8
              6/04/96                     2,000                    2-5/8
              6/04/96                     8,000                    2-3/4
              6/20/96                    10,000                    2-1/2
              7/01/96                     2,000                    2-1/2
              7/08/96                     5,000                    2-1/2
              7/08/96                     3,000                    2-1/2
              7/09/96                    12,000                    2-1/2
              9/10/96                     5,000                    2-1/8
              9/11/96                     7,500                    2-1/8
              9/16/96                    10,000                    2-1/8
              9/17/96                    10,000                    1-15/16
              9/17/96                     4,500                    1-7/8
              9/18/96                     2,000                    1-7/8
              9/18/96                     2,000                    1.9062
              9/18/96                    10,000                    1-7/8
              9/18/96                    11,000                    2

DANIEL ENY

              DATE                  NUMBER OF SHARES          PRICE PER SHARE
              ----                  ----------------          ---------------
              5/31/96                     7,000                   $2-3/8
              5/31/96                     5,000                    2-5/16
              6/04/96                    10,000                    2-3/4
              6/04/96                    10,000                    2-13/16
              7/30/96                     2,000                    2-3/8
              8/01/96                     8,000                    2-3/8
              8/13/96                     9,000                    2
              8/13/96                     1,000                    1-15/16
              8/20/96                     3,500                    2
              8/22/96                     6,500                    2
              8/28/96                    10,000                    1-7/8
              9/06/96                     9,000                    2-1/8
              9/06/96                     6,000                    2-1/16
              9/09/96                     5,000                    2-1/8
              9/11/96                    10,000                    2-1/8
              9/12/96                     7,000                    2-1/16
              9/12/96                     3,000                    2.0312
              9/13/96                    10,000                    2-1/16
              9/17/96                     3,000                    1-7/8

              (d) To the best of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares which Reporting Persons may be deemed to beneficially own.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              The Reporting Persons are parties to a Joint Filing Agreement attached hereto as Exhibit 1, with respect to filing of this statement and any amendments thereto. See Item 4 with respect to matters on which the Reporting Persons may act either individually or as a group.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              Exhibit 1 - Joint Filing Agreement

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 24, 1996      /s/ Alan I. Waserstein
                                ----------------------
                                Alan I. Waserstein



Dated:  September 24, 1996      /s/ Eli Jacob
                                -------------
                                Eli Jacob



Dated:  September 24, 1996      /s/ Anita Jacob
                                ---------------
                                Anita Jacob



Dated:  September 24, 1996      /s/ Daniel Eny
                                --------------
                                Daniel Eny

                             JOINT FILING AGREEMENT
                           (PURSUANT TO RULE 13D-1(F))

         The undersigned hereby agree that the statement on Schedule 13D to which this agreement is attached is, and any amendment thereto will be, filed with the U.S. Securities and Exchange Commission on behalf of each of the undersigned. This agreement may be executed in any number of counterparts, each of which shall be deemed an original but all together shall constitute one and the same agreement.



Dated:  September 24, 1996               /s/ Alan I. Waserstein
                                         ----------------------
                                         Alan I. Waserstein



Dated:  September 24, 1996               /s/ Eli Jacob
                                         -------------
                                         Eli Jacob



Dated:  September 24, 1996               /s/ Anita Jacob
                                         ---------------
                                         Anita Jacob



Dated:  September 24, 1996               /s/ Daniel Eny
                                         --------------
                                         Daniel Eny